Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated December 22, 2004

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on December 22, 2004, entitled "Statoil's share saving plan".

Statoil's share saving plan

On behalf of Statoil (OSE:STL, NYSE:STO), DnB NOR has on 21 December purchased 282,000 shares for use in the group's share saving plan.

The shares have been acquired at a price of NOK 95.70 per share, and 279,124 shares will be passed on to employees today in accordance with their savings amount. Following this, the share saving plan will have 10,991 own shares at its disposal.

As participants in the share saving plan, the primary insiders below have been allocated shares in relation to their savings amount at an average price of NOK 93.52 per share.

Name	New shares	New share holding
Eldar Sætre	165	990
Jon Arnt Jacobsen	229	1219
Erling Øverland	229	2693
Margareth Øvrum	550	1540
Stein Bredal	80	245
Morten Svaan	80	410
Egil Steinberg	427	1318
Wenche Skorge	229	2276
Svein A Andersen	80	1323
Kåre Thomsen	486	2000
Mari Thjømøe	99	3412

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: December 22, 2004	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer